Exhibit 99.4(j)

SIMPLE INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

ARTICLE I – PURPOSE OF THE ENDORSEMENT

1.01	Purpose: The purpose of this Endorsement, which is attached to and made a part of the annuity Contract issued by Symetra, is to qualify the Contract as a SIMPLE individual retirement annuity (IRA) under Code Section 408(p) and 408(b), as indicated on the application, through which the Owner adopts this Endorsement and thereby agrees to be bound by all terms and conditions of this Endorsement. The Owner has established this IRA to provide for the Owner’s retirement and for the support of his or her Beneficiary(ies) after death. You, the Owner, adopted this Endorsement as part of the application to the Contract. The Contract is established for the exclusive benefit of the Owner and his or her Beneficiary(ies). If this is an inherited SIMPLE IRA within the meaning of Code Section 408(d)(3)(C) maintained for the benefit of a designated beneficiary of a deceased individual, references in this Endorsement to the “Owner” are to the deceased individual. If any provisions of the Contract conflict with this Endorsement, the provisions of this Endorsement will apply.

If this Endorsement is being provided to the Owner to amend a previously issued Contract qualified as a SIMPLE IRA, then this Endorsement amends only those provisions of the Contract (including any endorsement to such Contract) that affect the Contract’s continued qualification as a SIMPLE IRA. All other provisions of the Contract (including any endorsements thereto) remain unchanged.

1.02	Ownership Provisions: The Owner’s interest in the Contract is nonforfeitable and the Contract is nontransferable and the Owner may exercise all rights under the Contract during his or her lifetime. In addition, the Contract may not be sold, assigned, discounted, or pledged as collateral or as security for the performance of an obligation or for any other purpose. The Owner shall comply with the tax qualified plan provisions to prevent loss of the advantages of tax deferral and to prevent tax penalties.

ARTICLE II – DEFINITIONS

The following words and phrases, when used in this Endorsement with initial capital letters, shall, for the purpose of this Endorsement, have the meanings set forth below unless the context indicates that other meanings are intended.

2.01	Beneficiary: The individual(s) or entity(ies) properly named to receive any remaining SIMPLE IRA benefits upon the death of the Owner.

2.02	Code: The Internal Revenue Code of 1986, as amended from time to time.

2.03	Contract: The annuity Contract to which this Endorsement is attached.
2.04	Endorsement: This SIMPLE IRA Endorsement, which is a part of the Contract to which it is attached.

2.05	IRA: A SIMPLE IRA as defined in Code Section 408(p) and 408(b) unless otherwise indicated.

2.06	Symetra: Symetra Life Insurance Company.

2.07	Purchase Payment: Any payments made to the SIMPLE IRA.

2.08	Regulations: Treasury regulations.

2.09	SIMPLE IRA: An IRA which satisfies the requirements of Code Sections 408(b) and 408(p).

2.10	Owner: The individual who participates in this SIMPLE IRA, thereby owning the Contract. The Annuitant is the Owner. Any reference to “payee” and/or “Annuitant” within the Contract refers to the Owner.

ARTICLE III – PURCHASE PAYMENTS

3.01	Permissible Purchase Payments. The only Purchase Payments permitted to this Contract are cash Purchase Payments under a qualified salary reduction arrangement as defined in Code Section 408(p) and rollover or transfer of assets from another SIMPLE IRA of the Owner. No other Purchase Payments will be accepted. Both elective deferrals and employer Purchase Payments may be permitted. Purchase Payments shall not exceed the limits specified in Code Section 408(p) and other applicable sections of the Code and related Regulations.

ARTICLE IV – DISTRIBUTION REQUIREMENTS

4.01	Owner Distributions

A.	Notwithstanding any provision of this SIMPLE IRA to the contrary, the distribution of the Owner’s interest in the SIMPLE IRA shall be made in accordance with the requirements of Code Section 408(b)(3) and the Regulations thereunder, the provisions of which are herein incorporated by reference. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of the interest in the SIMPLE IRA (as determined under Section 4.02(C) of this Endorsement) must satisfy the requirements of Code Section 408(a)(6) and the Regulations thereunder, rather than Sections (B), (C) and (D) below and Article 4.02.

B.

The entire interest of the Owner for whose benefit the SIMPLE IRA is maintained will commence to be distributed no later than the first day of April following the calendar year in which such Owner attains age 70 1/2 (the “required beginning date”) over

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1.	the Owner’s life or the lives of such Owner and his or her designated beneficiary(ies), or

2.	a period certain not extending beyond the Owner’s life expectancy or the joint and last survivor expectancy of such Owner and his or her designated beneficiary(ies).

Distributions must be made in periodic payments at intervals of no longer than one year and must be either non-increasing or they may increase only as provided in Q&As-1 and -4 of Regulations Section 1.401(a)(9)-6. In addition, any distribution must satisfy the incidental benefit requirements specified in Q&A-2 of Regulations Section 1.401(a)(9)-6. If this is an inherited IRA within the meaning of Code Section 408(d)(3)(C), this paragraph and Section 4.01(C) and (D) of this Endorsement do not apply.

C.	The distribution periods described in Section 4.01(B) of this Endorsement cannot exceed the periods specified in Section 1.401(a)(9)-6.

D.	The first required distribution can be made as late as the required beginning date and must be the distribution that is required for one payment interval. The second distribution need not be made until the end of the next payment interval.

E.	Symetra will not be liable for any penalties or taxes related to the Owner’s failure to take a required minimum distribution.

F.	If this SIMPLE IRA is maintained by a designated financial institution (within the meaning of Code Section 408(p)(7)) under the terms of a SIMPLE IRA Plan of the Owner’s employer, the Owner must be permitted to transfer the Owner’s balance without cost or penalty (within the meaning of Section 408(p)(7)) to another SIMPLE IRA of the Owner that is qualified under Section 408(a), (b) or (p), or to another eligible retirement plan described in Code Section 402(c)(8)(B).

G.	Prior to the expiration of the two-year period beginning on the date the Owner first participated in any SIMPLE IRA Plan maintained by the Owner’s employer, any rollover or transfer by the Owner of funds from this SIMPLE IRA must be made to another SIMPLE IRA of the Owner. Any distribution of funds to the Owner during this two-year period may be subject to a 25-percent additional tax if the Owner does not roll over the amount distributed into a SIMPLE IRA. After the expiration of this two-year period, the Owner may roll over or transfer funds to any IRA of the Owner that is qualified under Code Section 408(a), (b) or (p), or to another eligible retirement plan described in Code Section 402(c)(8)(B).

4.02	Beneficiary Rights. If the Owner dies before his or her entire interest is distributed to him or her, the entire remaining interest will be distributed as follows:
A.	Death on or after Required Distributions Commence. If the Owner dies on or after the required distributions commence, the remaining portion of such Owner’s interest will continue to be distributed under the Contract option chosen.

B.	Death before Required Distributions Commence. If the Owner dies before required distributions commence, such Owner’s entire interest will be distributed at least as rapidly as follows:

1.	If the designated beneficiary is someone other than the Owner’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Owner’s death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the Beneficiary as of his or her birthday in the year following the year of the Owner’s death, or, if elected, in accordance with Section 4.02(B)(3) of this Endorsement.

2.

If the Owner’s sole designated beneficiary is the Owner’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Owner’s death (or by the end of the calendar year in which the Owner would have attained age 70 1/2, if later), over such spouse’s life expectancy, or, if elected, in accordance with Section 4.02(B)(3) of this Endorsement. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse’s death, over the spouse’s designated beneficiary’s remaining life expectancy determined using such Beneficiary’s age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with Section 4.02(B)(3) of this Endorsement. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the Contract option chosen.

3.	If there is no designated beneficiary, or, if applicable by operation of Sections 4.02(B)(1) or (B)(2) of this Endorsement, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the Owner’s death (or the spouse’s death in the case of the surviving spouse’s death before distributions are required to begin under Section 4.02(B)(2) of this Endorsement).

4.	Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the Beneficiary’s age in the year specified in Section 4.02(B)(1) or (2) of this Endorsement and reduced by one for each subsequent year.

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C.	The “interest” in the SIMPLE IRA for purposes of this Section is the prior December 31 balance adjusted to include the amount of any outstanding rollovers, transfers and recharacterizations under Q&As-7 and -8 of Regulations Section 1.408-8 and the actuarial value of any other benefits provided under the SIMPLE IRA, such as guaranteed death benefits.

D.	For purposes of Sections 4.02(A) and (B) of this Endorsement, required distributions are considered to commence on the Owner’s required beginning date or, if applicable, on the date distributions are required to begin to the surviving spouse under Section 4.02(B)(2) of this Endorsement. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity Contract meeting the requirements of Regulations Section 1.401(a)(9)-6, the required distributions are considered to commence on the annuity starting date.

E.	If the designated beneficiary is the Owner’s surviving spouse, the spouse may elect to treat the SIMPLE IRA as his or her own SIMPLE IRA. This election will be deemed to have been made if such surviving spouse, makes a Purchase Payment to the SIMPLE IRA (permitted under the Purchase Payment rules for SIMPLE IRAs as if the surviving spouse were the Owner) or fails to take required distributions as a Beneficiary.

F.	The required minimum distributions payable to a designated beneficiary from this SIMPLE IRA may be withdrawn from another SIMPLE IRA the beneficiary holds from the same deceased IRA Owner in accordance with Q&A-9 of Section 1.408-8.

G.	Symetra will not be liable for any penalties or taxes related to the Beneficiary’s failure to take a required minimum distribution.

ARTICLE V – REPORTING

The Owner agrees to provide Symetra with information necessary for Symetra to prepare any report required under Code Sections 408(l) and 408(l)(2)(B) and Regulations Sections 1.408-5 and 1.408-8.

Symetra shall furnish annual calendar year reports concerning the status of the annuity and such information concerning required minimum distributions as is prescribed by the IRS.

If Purchase Payments made on behalf of the Owner under a SIMPLE IRA plan maintained by the Owner’s employer are received directly by Symetra from the employer, Symetra will provide the employer with the summary description required by Code Section 408(l)(2)(B). Notwithstanding the foregoing, Symetra will be deemed to have satisfied its summary description reporting requirements under Section 408(l)(2) of the Code if either:

a.	Symetra provides a summary description directly to the Owner, or

b.	Symetra provides its name, address and withdrawal procedures to the Owner and the Owner’s employer provides the Owner with all other required information.

ARTICLE VI – AMENDMENTS

Any amendment made for the purpose of complying with provisions of the Code and related Regulations may be made without the consent of the Owner.

ARTICLE VII – RESPONSIBILITY OF THE PARTIES

Symetra shall not be responsible for any penalties, taxes, judgments or expenses incurred by the Owner in connection with this SIMPLE IRA and shall have no duty to determine whether any Purchase Payments to or distributions from this SIMPLE IRA comply with the Code, Regulations, rulings or this Endorsement.

Symetra Life Insurance Company

[Thomas M. Marra]

[President]

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